EXHIBIT 99.1

Endeavour Silver Intersects High-Grade Silver and Gold Mineralization at its Terronera Operation

VANCOUVER, British Columbia, June 18, 2026 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (TSX: EDR, NYSE: EXK) is pleased to announce positive drill results from its exploration program at its newest mine, Terronera, located in Jalisco, Mexico.

Since 2025, the Company has completed 43 drill holes totaling 7,015 metres on the La Luz system and 10 drill holes totaling 1,904 metres targeting the Terronera vein. This marks the first exploration drilling campaign at the Terronera mine since 2020. The program is designed to expand and better define mineralization along strike and at depth within the Terronera vein system. At La Luz, drilling has focused on defining the limits of mineralization adjacent to historical workings and testing the down-dip extension of the system to support mine design and long-term planning. Key highlights from this program include:

  LL-43: 574 g/t Ag, 23.92 g/t Au for 2,607 g/t AgEq over 1.06 metres true width
  LL-77: 1,271 g/t Ag, 0.81 g/t Au for 1,340 g/t AgEq over 0.94 metres true width
  TRU-001: 282 g/t Ag, 1.80 g/t Au for 435 g//t AgEq over 8.11 metres true width
  TRU-003: 150 g/t Ag, 6.30 g/t Au for 686 g/t AgEq over 5.32 metres true width

“These results demonstrate the exploration potential that exists beyond the current Terronera mine plan," said Luis Castro, Chief Operating Officer. “At both Terronera and La Luz, drilling has successfully extended mineralization along strike and at depth while supporting the continuity of high-grade silver and gold zones. By advancing mine development, we are better positioned to establish underground drill platforms that allow us to efficiently test priority targets and quickly improve our understanding of the district vein systems. We believe these results highlight the opportunity to grow resources, extend mine life and unlock additional value across the broader Terronera property.”

At La Luz, drilling highlights were holes LL-43 LL-77 which underscore the presence of high-grade precious metal mineralization. Holes LL-68, LL-69, LL-75, LL-76, L-77 are all below the published resource extending mineralization along strike and to depth, which continues to remain open. La Luz holes were drilled from 500 metres of the access ramp developed in 2025. The program is designed to better define historical workings to improve the mine design of the La Luz deposit. Management expects the mining of the high grade La Luz deposit will commence in 2027 through a combination of long hole and cut and fill mining methods.

Drilling of the Terronera structure continues to return high-grade mineralization, highlighted by hole TRU-001 and hole TRU-003. These results support the presence of robust mineralized zones with both strong grades and meaningful widths, further supporting the continuity and quality of mineralization within the Terronera system. The Terronera holes extend mineralized vein continuity along strike and to depth. TRU-006 is the deepest high-grade intercept in this zone, while TRU-10 demonstrates the structure continues at depth. Terronera remains open along strike and at depth.

Two drill rigs are currently operating at Terronera and are expected to continue testing the extension of mineralization along strike and at depth through the middle of the fourth quarter. The program is designed to further define the continuity and potential expansion of the Terronera vein system, supporting future resource growth and mine planning initiatives.

Table 1. La Luz Drill Results

Hole	Structure	From	To	Core Length	True Width	Au	Ag	AgEq
		(m)	(m)	(m)	(m)	(gpt)	(gpt)	(gpt)
LL-43	La Luz	104.10	105.40	1.30	1.06	23.92	574	2,607
	Including	104.70	105.40	0.70	0.57	44.40	1,060	4,834
LL-44	La Luz	120.10	123.05	2.95	2.26	3.84	176	503
	Including	122.60	123.05	0.45	0.34	18.15	817	2,360
LL-48	La Luz	124.85	126.40	1.55	0.95	1.08	8	100
	Including	125.55	126.40	0.85	0.52	1.93	10	173
LL-49	La Luz	77.00	78.35	1.35	1.3	3.43	579	871
	Including	77.00	78.00	1.00	0.93	4.47	741	1,121
LL-50	La Luz	78.00	79.25	1.25	1.20	0.47	80	120
	Including	78.00	78.60	0.60	0.57	0.86	123	196
LL-51	La Luz	139.10	141.25	2.15	0.94	1.99	27	196
	Including	140.60	141.25	0.65	0.28	3.75	41	360
LL-52	La Luz	151.35	153.55	2.20	1.13	15.86	55	1,404
	Including	152.65	153.55	0.90	0.46	18.40	76	1,640
LL-55	La Luz	84.50	86.10	1.60	1.31	1.66	19	160
	Including	85.15	86.10	0.95	0.78	2.77	30	266
LL-59	La Luz	135.10	137.40	2.30	2.12	7.47	378	1,013
	Including	135.10	135.85	0.75	0.69	17.90	440	1,962
LL-61	La Luz	138.00	140.20	2.20	2.07	0.65	93	148
	Including	139.75	140.20	0.45	0.42	0.53	233	278
LL-63	La Luz	155.65	156.60	0.95	0.86	0.65	426	481
	Including	155.65	156.00	0.35	0.32	1.68	1,145	1,287
LL-67	La Luz	146.80	148.35	1.55	1.37	2.01	115	285
	Including	147.00	147.65	0.65	0.57	4.62	224	617
LL-68	La Luz	180.50	182.00	1.50	1.19	1.12	252.8	348
	Including	180.50	181.50	1.00	0.79	1.55	330	461
LL-69	La Luz	204.90	206.50	1.60	1.13	0.31	172	198
	Including	205.70	206.50	0.80	0.57	0.43	243	280
LL-74	La Luz	130.00	131.70	1.70	1.50	2.41	149.5	354
	Including	130.85	131.70	0.85	0.75	3.68	104	417
LL-75	La Luz	174.55	176.45	1.90	1.41	0.36	231	262
	Including	174.80	175.60	0.80	0.59	0.44	336	373
LL-76	La Luz	234.00	235.80	1.80	1.14	0.26	195	218
	Including	235.15	235.80	0.65	0.41	0.68	512	570
LL-77	La Luz	183.85	185.20	1.35	0.94	0.81	1,271	1,340
	Including	183.85	184.45	0.60	0.42	1.80	2,830	2,983
LL-81	La Luz	145.20	146.70	1.50	1.32	0.25	131.5	153
	Including	145.20	145.95	0.75	0.66	0.29	155	179
LL-82	La Luz	120.75	121.75	1.00	0.96	0.52	86	129
	Including	120.75	121.25	0.50	0.48	0.28	131	155

Abbreviations include: gpt: grams per tonne; Au: gold; Ag: silver; m: metre.

AgEq is calculated using an 85:1 Au:Ag ratio

Drill holes LL-46, LL-47, LL-54, LL-56, LL-57, LL-64, LL-70, LL-71, LL-73, LL-78, LL-79, LL-80, LL-83, and LL-84 returned no significant results.

9 drill holes LL-42, LL45, LL-53, LL-58, LL-60, LL-62, LL-65, LL-66 and LL-72 intersected historical working as part of the boundary definition of the La Luz vein.

Longitudinal Section of La Luz Vein (Overlain on Figure 10-5 NI 43-101 Technical Report May 15, 2023)

Table 2. Terronera Drill Results

Hole	Structure	From	To	Core Length	True Width	Au	Ag	AgEq
		(m)	(m)	(m)	(m)	(gpt)	(gpt)	(gpt)
TRU-001	Terronera	121.40	131.55	10.15	8.11	1.80	282	435
	Including	122.20	123.50	1.30	1.04	0.49	1290	1,332
TRU-002	Terronera	125.80	132.50	6.70	5.09	2.07	80	256
	Including	131.90	132.50	0.60	0.46	3.24	197	472
TRU-003	Terronera	109.20	118.60	9.40	5.32	6.30	150	686
	Including	110.20	110.80	0.60	0.34	12.70	240	1,320
TRU-004	Terronera	86.40	92.40	6.00	4.42	4.05	119	463
	Including	88.80	89.90	1.10	0.81	9.29	204	994
TRU-005	Terronera	150.25	159.50	9.25	4.20	1.93	216	380
	Including	151.45	152.05	0.60	0.27	1.19	924	1,025
TRU-006	Terronera	201.70	208.30	6.60	2.20	3.10	130	393
	Including	204.60	205.40	0.80	0.27	14.70	240	1,490
TRU-007	Terronera	182.45	187.30	4.85	1.82	1.33	99	211
	Including	182.45	182.75	0.30	0.11	5.02	111	538
TRU-008	Terronera	156.50	161.50	5.00	2.07	5.50	156	624
	Including	159.50	160.25	0.75	0.31	14.60	353	1,594
TRU-009	Terronera	147.10	155.90	8.80	4.20	3.41	89	379
	Including	147.90	148.70	0.80	0.38	13.50	320	1,468
TRU-010	Terronera	208.20	211.50	3.30	0.99	0.09	14	21

Abbreviations include: gpt: grams per tonne; Au: gold; Ag: silver; m: metre.

AgEq is calculated using an 85:1 Au:Ag ratio

All drill holes in the Terronera vein have been included in the ‘Drill Results’ table.

Figure 2. Longitudinal Section of Terronera Vein (Overlain on Figure 10-4 NI 43-101 Technical Report May 15, 2023)

About Endeavour Silver

Endeavour is a mid-tier silver producer with three operating mines in Mexico and Peru and a robust pipeline of exploration projects across Mexico, Chile, and the United States. With a proven track record of discovery, development, and responsible mining, Endeavour is driving organic growth and creating lasting value on its path to becoming a leading senior silver producer.

Qualified Person1

Dale Mah, P.Geo., Vice President Corporate Development, a qualified person under NI 43-101, has approved the scientific and technical information contained in this news release.

During 2025, the majority of the drill core samples were shipped to ALS Limited in Zacatecas, Mexico for sample preparation and then for analysis at the ALS laboratory in North Vancouver; at the end of 2025, the laboratory was changed to SGS laboratory in Durango, Mexico for sample preparation and analysis. The 2026 campaign has been completely analyzed by SGS laboratory. The ALS Zacatecas, North Vancouver facilities and SGS laboratory are ISO 9001 and/or ISO/IEC 17025 certified.

A quality control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results. All samples are split at the local field office and shipped to ALS and/or SGS laboratories, where they are dried, crushed, split and 250-gram pulp samples are prepared for analysis. Gold was assayed by 30-gram fire assay with atomic absorption (“AA”) spectroscopy finish and silver by aqua regia digestion with ICP-AES / ICP-OES finish, over-limits analyses by fire assay and gravimetric finish.

Contact Information

Allison Pettit
Vice President, Investor Relations
Tel: (604) 685 - 9775
Email: apettit@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the Company’s exploration and drilling plans and programs at Terronera, exploration potential at Terronera, the opportunity to grow resources, extend mine life and unlock additional value across the Terronera property, mining at La Luz and related timing, Terronera’s potential to create shareholder value, the opportunity for mineral discovery, the Company’s path to becoming a leading senior silver producer and the timing and results of various activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to changes in production and costs guidance; the ongoing effects of inflation and supply chain issues on mine economics; changes in national and local governments’ legislation, taxation, controls, regulations and political or economic developments in Peru, Canada and Mexico; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development; risks in obtaining necessary licenses and permits; fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Peruvian sol, Mexican peso, Chilean peso, Canadian dollar and U.S. dollar); and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

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